

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 3, 2006

Mr. Christopher F. Virgulak
Executive Vice President and Chief Financial Officer
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

      RE: **General Cable Corporation**
              Form 10-K for the Fiscal Year ended December 31, 2005
              Filed March 15, 2006
              Form 10-Q for the Quarterly Period ended June 30, 2006
              Filed August 9, 2006
              File No. 001-12983

Dear Mr. Virgulak:

We have reviewed your response letter dated September 28, 2006 to our letter dated September 5, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2005

Note 19. Segment Information, page 85

1. We have reviewed your response to our prior comment 1 of our letter dated September 5, 2006. We understand that you will amend your Form 10-K for the year ended December 31, 2005 and subsequent Form 10-Q's to revise your current segment disclosures. We further understand that these segment

disclosures will be based on the amounts included in your internal reports, pursuant to paragraph 29 of SFAS 131, rather than amounts reflecting arms length transfer pricing.

However, from your response, we also note that you have combined several of your operating segments, specifically Automotive and Assemblies into Transportation & Industrial Harnesses; Europe I&S and Asia Pacific I&S into International Electrical Infrastructure; Datacom, Europe Communications, and Asia Pacific Communications into Networking; and Europe Energy and Asia Pacific Energy into International Electric Utility. In your response, you state that you believe combined presentation is appropriate because you believe that these operating segments exhibit similarities pursuant to paragraph 17 of SFAS 131.

Please be advised that we are not persuaded that these operating segments are economically similar. However, we have no further comment at this time regarding the determination of your segments for the following reasons:

- Automotive and Assemblies – we understand that neither Automotive nor Assemblies is expected to breach the 10% thresholds in paragraph 18 of SFAS 131 from 2006, in light of the significant Silec acquisition in 2005, which affected operating segments other than Automotive and Assemblies. Accordingly, on the basis of paragraphs 18, 20, and 21 of SFAS 131, we have no further comment at this time regarding the combination of Automotive and Assemblies into Transportation and Industrial Harnesses.
- Europe I&S and Asia Pacific I&S – we understand that Asia Pacific I&S is immaterial to both the consolidated financials and Europe I&S, particularly given that the Silec acquisition at the end of 2005 will significantly increase Europe I&S, but have no effect on Asia Pacific. Accordingly, on the basis of materiality, we have no further comment at this time.
- Datacom, Europe Communications and Asia Pacific Communications – we understand that none of these operating segments breach the 10% threshold in paragraph 18 of SFAS 131. Thus, on the basis of paragraphs 18, 20, and 21 of SFAS 131, we have no further comment at this time regarding the combination of Automotive and Assemblies into Transportation and Industrial Harnesses.
- Europe Energy and Asia Pacific Energy – we understand that Asia Pacific Energy is immaterial to both the consolidated financials and Europe Energy. Accordingly, on the basis of materiality, we have no further comment at this time.

We remind you to disclose the extent to which operating segments have been aggregated and the types of products generated by each reportable segment, as discussed in paragraph 26 of SFAS 131. However, please note that your revised disclosures should not, in any way, suggest that the operating segments listed above have been aggregated under paragraph 17 of SFAS 131 or are economically similar. In particular, with respect to the operating segments you have included in (1) Transportation and Industrial Harnesses and (2) Networking, your disclosures should clarify that the factor(s) used to combine the respective operating segments (e.g. reliance on paragraphs 18, 20, and 21 of SFAS 131).

Further, please be advised that we expect you to continually monitor the above operating segments and disaggregate them if the circumstances discussed above change. Accordingly, we may have further comment in the future.

Form 10-Q for the Quarterly Period ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Current Business Environment, page 40

2. We have reviewed your response to our prior comment 2 of our letter dated September 5, 2006. In your amended Form 10-Q for the quarter ended June 30, 2006, please revise your disclosure to explain the fluctuations in gross margins related to your copper purchases. These disclosures should clarify the reasons your gross margin increased in the second quarter of 2006, as well as why and the extent to which you expect your gross margins to decrease in the third quarter of 2006.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please furnish your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief